Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

This filing relates to the proposed merger involving Accelrys, Inc. (the “Company”) and Symyx Technologies, Inc. (“Symyx”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2010, among the Company, Alto Merger Sub, Inc., a wholly-owned subsidiary of the Company, and Symyx. The following is a transcript of a conference call conducted by the Company on April 5, 2010 relating to the proposed merger:

ACCELRYS

Moderator: Max Carnecchia

April 5, 2010

9:00 a.m. CT

Operator:	Good morning, ladies and gentlemen, and welcome to the Accelrys, Inc., conference call. At this time, all participants are in a listen-only mode.

Following today’s presentation, instructions will be given for the question-and-answer session. If anyone needs assistance at any time during this conference, please press star, followed by the number zero.

As a reminder, this conference is being recorded today, Monday, April the 5th, 2010. I would now like to turn the conference over to Todd Kehrli at the MKR Group. Please go ahead, sir.

Todd Kehrli:	Good morning, and thank you for joining us. I’m joined today by Max Carnecchia, President and CEO of Accelrys, and Michael Piraino, Accelrys’ Chief Financial Officer.

After Max has completed his brief prepared remarks, we will conduct a question-and-answer session. A replay of today’s call will be available approximately two hours after the call for the following 30 days by dialing 800-642-1687 or 706-645-9291 internationally and entering the following pass code, 67120774.

Additionally, a webcast replay of the call will be available on the Accelrys Web site in the investor relations section of the site. Before I turn the call over to Max, I’d like to remind you that the company’s comments today which are not statements of historical fact are forward-looking statements. Such statements include, without limitation, the company’s expectations regarding the timing and anticipated completion of the merger and benefits and synergies resulting there from.

These statements are subject to a number of risks and uncertainties, including the risk that the merger will not be completed as expected or that synergies and benefits will not be realized due to a number of factors, including failure to obtain the required approvals, adverse reactions, or changes in the company’s relationships with their customers, failure to effectively integrate the combined companies, unexpected costs, expenses, or litigation resulting from the merger.

Because of these risks and uncertainties, actual results may differ materially from these forward-looking statements, and the company disclaims any obligation to update these forward-looking statements, whether as a result of new information or otherwise.

Additionally, information concerning factors that could cause actual results to differ from these forward-looking statements is included in our SEC filings, including our annual report on Form 10-K for the fiscal year ended March 31, 2009, quarterly reports on Form 10-Q, and current reports on Form 8-K.

The company disclaims any intention or obligation to revise any forward-looking statement, whether as a result of new information, future events, or otherwise. In addition, information provided in this call does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the merger, the company and Symyx will file relevant materials at the SEC, including a joint proxy statement. Investors are strongly urged to read that joint proxy statement when it becomes available, because it will contain information, important information about the company, Symyx and proposed merger. I will now turn the call over to Max. Go ahead, Max.

Max Carnecchia:	Thank you. Now let’s get right to it.

Today, we signed a definitive merger agreement with Symyx Technologies, establishing a new leading force in scientific informatics software. This merger of equals was approved by both companies’ board of directors and it expected to be completed by the end of June, subject to customary closing conditions, shareholder and regulatory approvals.

The agreement is a tax-free, all-stock merger of equals, with a combined pre-announcement market capitalization of approximately $335 million, cash reserves of approximately $150 million, net of estimated transaction costs, and no debt. Accelrys and Symyx shareholders will each own approximately 50 percent of the new company.

The newly combined company will have more than 1,350 customers, including 29 of the top 30 biopharmaceutical companies, all top five chemical companies, all five top aerospace companies, three of the top five consumer packaged goods companies, a number of top U.S. federal government agencies, as well as many top academic institutions.

The newly combined company will be a leading enterprise scientific informatics software systems company with deep domain expertise in chemistry, biology, and material science. We will enable our customers to improve the performance of scientific R&D by creating more open, complete, flexible and agile research and development environments, reducing operating costs, and increasing the potential for innovation.

The objective of this combination is to capitalize on a unique and exciting opportunity to combine two market leaders and create an unrivaled scientific software company, taking full advantage of our strengths in serving our customers’ ever-changing scientific information management needs. Scientific R&D organizations are challenged by the need to increase productivity and performance while grappling with budget pressures, restructurings, and globally dispersed operations. These forces are creating profound changes in the processes of scientific R&D and the way research teams interact.

New software solutions are urgently required to address these fundamental changes, and the merger of Accelrys and Symyx creates a new leading force in the industry to address the situation. We are committed to improving research and development productivity for organizations around the world through the use of better science and technology.

Now, let me tell you a little bit about Symyx. Since its founding in 1996, Symyx has helped R&D-based companies in life science, chemicals, energy and consumer, and industrial products achieve breakthroughs in innovation, productivity, and the return on their R&D investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration, and drives productivity.

Symyx’s products include a market-leading electronic lab notebook, decision support software, and chemical informatics and sourcing databases. Symyx’s products are very complementary to ours, not competitive, and as a combined company, we will be able to offer a more complete end-to-end solution for research through development.

In March 2010, Symyx divested its HPR business unit, consisting primarily of automation tools, and completed its transition to a more profitable software-only business, which is focused on exploiting the emerging electronic lab notebook market, or ELN market.

Atrium Research estimates the ELN market will grow at approximately 20 percent compounded annual growth rate over the next several years. Symyx currently employs approximately 330 staff throughout North America, (MEMEA), and Asia-Pacific, and is headquartered in Santa Clara, California.

I’m sure many of you are interested in how this merger will affect our revenue and earnings for the fiscal year 2011, for which we just started a couple of days ago on April 1st. With the merger expected to be completed by the end of our first quarter, at the end of June, we do not plan on providing combined company revenue and earnings guidance until the transaction is closed.

What we can tell you is that, after a period of initial integration, full-year net synergy savings are expected to be in the range of $10 million to $15 million. Additionally, the transaction is expected to be materially accretive to non-GAAP earnings per share.

The newly combined company will achieve greater scale by combining resources, capabilities, and revenue, creating a more financially stable company with a strong cash position and no debt. The combined company will be positioned for sustained profitable revenue growth.

Let me – let me assure you that Isy Goldwasser, CEO of Symyx, and myself, along with our respective teams, are very excited about this merger. We look forward to working closely with Symyx’s employees, customers, and partners in jointly building an even more successful combined company.

With that, I’d like to open up the call to any questions, and let me also note that Michael Piraino, our CFO, is here with me available to answer questions, as well.

Operator:	Thank you, sir. Ladies and gentlemen, at this time, we will begin the question-and-answer session. If you have a question, please press star, followed by the number one on your push button phone. If you would like to decline from the polling process, press the star, followed by the number two, and you will hear a three-tone prompt acknowledging your selection.

If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment, please, for the first question.

And your first question comes from the line of (Chad Bennett) with Northland Securities.

(Chad Bennett):	Yes, hey, guys.

Max Carnecchia:	Morning, (Chad).

(Chad Bennett):	Morning. A couple questions. First of all, can you talk about – Max, I know you mentioned – this is very complementary from a product standpoint. But just knowing a little bit about Symyx and you guys, you know, there seems to be a little bit overlap there, maybe on your modeling and sim side in the chem informatics piece. I guess, am I – am I right there? And can you quantify any product overlap that there may be?

Max Carnecchia:	Sure, (Chad). Thanks for – thanks for dialing in so early this morning on short notice.

The two companies are highly complementary. There is two very small areas in which we overlap. Modeling and simulation is not one of them. Symyx does not have any classic modeling and similar offerings, so that’s one of the things we bring to the party here.

The places where we do overlap, there’s a little bit of overlapping content. We have a legacy content business, which is a very small part of our business, and they have a very strong and a very substantial content business.

And the second area is in data management around the chem registration, where Symyx is the traditional leader in the space with – I don’t know what their market share is to the third decimal point, but it is by far the leader in the market from a – from a market share perspective. And we do have an offering in that area, a legacy offering in that area, which – you know, that’s probably the only place you’re going to see any kind of product overlap. But more importantly, you know, 99 percent of everything is complementary.

(Chad Bennett):	OK. And what does this do, Max, for your pipeline pilot product? You know, does it, you know, fill any gaps that you needed? You know, I don’t know if it’s visualization or something like that. And does it – does it make your platform a stronger offering?

Max Carnecchia:	Yes, you know, before I talk about the platform, maybe just to up-level the conversation a little bit. When you think about, you know, scientific research and development, life science, oil and gas, chemical companies, consumer packaged goods, government research institutions, the academic environments, what you’re looking at here is these markets are undergoing fundamental changes in the way that discovery and development is done.

They’re outsourcing. They’re collaborating more broadly outside of their own firewalls. They’re doing joint ventures. They’re using technologies like the Internet to be able to take advantage of different modes of operation, different approaches in how they go through these processes, these scientific processes.

And basically what we see – when Isy and I – the CEO of Symyx – first sat down, it’s amazing how much of a shared vision we have around what’s happening in the market, so the trends and the changes that are taking place within our customers, those scientific research and development companies.

And what that presents is a real opportunity for somebody to help them, because what they’ve been doing for the last 20 to 30 years is not going to get them to where they need to go over the next decade, and somebody’s got to be there to provide the solutions that is going to change the way that they’re going to change.

So what this does is allows us to take a much more holistic approach to a set of capabilities to address that change and those challenges within that market. And so pipeline pilot, in combination with electronic lab notebook that would come from Symyx, along with their strengths in data management, specifically the chem informatics – leading chem informatics solution they have – along with the biological registration and biological informatics solution that we have, those things, just to – just to name a few, put together a much more holistic, a much more complete, open, flexible platform for these customers to take advantage of as their processes change, as their markets change.

(Chad Bennett):	OK. Last question here, either for you or Michael. Can you break down the margin profile of Symyx kind of ex-HPR and how that looks?

Michael Piraino:	Yes, this is – (Chad), this is Michael. You’ll be able to get some of that data off their recently filed 10-K. As you know, they’ve treated the HPR business as a reportable business segment. So if you go to that footnote, you’ll be able to see that the software business for last year generated about $88.6 million in revenue for 2009, and the operating income from that software business was right around 10 percent.

In terms of gross margins, again, I don’t have the gross margins for the software-only business for Symyx, but while HPR was a part of it, they were just under 80 percent and ours traditionally had been just over 80 percent on a gross margin basis.

(Chad Bennett):	That was with HPR, you said, right?

Michael Piraino:	That’s right.

(Chad Bennett):	OK. OK. And is there a way to break down – I guess, you know, just even looking at their software business, you know, that business actually declined a decent amount in 2009. Are there segments of that business – I assume ELN, which I don’t know if they break it down, was a growth segment within there? Any kind of color there?

Max Carnecchia:	Sure, (Chad), it’s Max. So the ELN product was a big grower for Symyx. More importantly – and, again, coming back to what we see unfolding within that – the larger, you know, scientific research and development software space – the electronic lab notebook is – you know, it’s a legitimate category. There’s actual research out there. The folks from Atrium track it. And, you know, it’s estimated to be growing at over 20 percent – slightly over 20 percent (cager), you know, based on the Atrium Research information.

And when you add up all the scientists around the world and where this has to go, really, the capturing of intellectual property for scientific discovery, as well, has been making those researchers and those developers more productive so that they spend more time innovating, more time, you know, discovering and less time doing IT administration, the ELN is something that over time can turn into a multibillion-dollar market. So we see that as a very exciting opportunity.

Michael Piraino:	I would add one other item there, Chad. When Symyx hosted their call just several weeks ago and provided their guidance for 2010, I believe on an EBITDA basis they guided at 11 percent to 14 percent range for 2010, so that would be – that would be the software-only business.

(Chad Bennett):	Got it. Thanks. I lied. One last question. I know Exxon and Dow were a big portion of Symyx’s overall revenue. I don’t know if it was highly leveraged towards HPR or not. Any color there? Because I know there were some contracts expiring and that was weighing on revenue.

Male:	Yes, those are both big contracts on the HPR side of the business.

(Chad Bennett):	Got it. Thanks, guys.

Male:	Thank you.

Operator:	And your next question comes from the line of (Raj Venserthine).

(Raj Venserthine):	Good morning. Thanks for taking my questions.

Male:	Good morning.

(Raj Venserthine):	If I can kind of go back to this revenue (inaudible) Symyx, I was looking through the 10-K, and I was wondering if you can give us some color on sort of the revenue mix by products and sort of – what sort of a growth they have seen in the different lines of business. I know you briefly talked about ELN.

Michael Piraino:	Yes, (Raj), this is Michael. I don’t think – kind of like us, I don’t think they’ve provided a lot of color around product-specific, you know, directional growth rates, so I don’t think we’re prepared to share any of that information with you this morning. I think Max did mention – did call out the ELN product and the growth that – at least from a market perspective – is expected there.

(Raj Venserthine):	But, OK, so if not exact percentages, can you give us some color on where the majority of the revenue is coming from? Is it ELN or chem informatics or...

Male:	Sure. So without providing the details, but just maybe from a – from an overview percentage or an overview perspective, (Raj), the history of Symyx and MDL before that was in the data management area, the ISIS Isentris products, which are considered really the chemistry foundational elements to registration and inventory management systems within the scientific community.

Again, I can’t quantify what that market share is, but I think it’s generally acknowledged that they are the de facto standard and the clear market leader there. Those products are typically licensed on a perpetual basis, so there’s a very healthy ongoing maintenance subscription stream there with a high degree of visibility and a high degree of predictability. I believe that’s probably, if not the largest, one of their largest elements of revenue.

They also have the content business, which is a substantial business for them. And then the ELN business, which we’ve already kind of talked at here, it is a – it’s an important business, it’s a material business, and it’s a very fast-growing business, both within Symyx, but also with just the general market trends of what’s happening with ELN throughout scientific research and development broadly.

Male:	Yes, and just to add to that, similar to our business model, they do provide professional services around those products, as well.

(Raj Venserthine):	And then in terms of, I think, Max, you briefly touched on, so traditionally we’ve been selling some licenses. How is this going to change? I just heard you say, talk (about perpetual license) for the data management product. Do they sell term licenses or, you know, what are you – are you thinking about converting some of the perpetual to term (inaudible)

Male:	Yes, so I think – you know, from any kind of long-term thinking, it’s probably premature as we’re sitting here announcing this, this morning, and we’ve got to get through our shareholder approvals and regulatory hurdles and everything else to closing.

Obviously, both companies will continue to run and remain independent until we are officially closed. And we will stand up to all of our customer commitments, all of our contracts, all of our pricing proposals, all of our contractual obligations, all of our product roadmaps on through to closure. And if there are going to be any changes going forward, those will be very thoughtful, and we will work with our customers and take their input and help them guide us with any of those changes that need to take place, if there are any.

(Raj Venserthine):	OK. And then from – can you give some color on revenue mix by vertical? I know maybe they don’t disclose that, but, you know, qualitatively, can you talk about it for Symyx?

Max Carnecchia:	You know, in the conversations – the deep conversations we’ve had with them, my sense is that their business is probably not too dissimilar from ours on the commercial side, where, you know, over 50 percent of it is coming from the life science, broadly defined as pharma, biotech, you know, instrumentation, diagnostic companies.

And then they are also active with their solutions in chemical companies, oil and gas, government research institutions, consumer package goods, food and beverage. And I think that that aligns very nicely with, you know, what you’ve seen the thrusts...

Male:	Our own (inaudible)

Max Carnecchia:	... yes, the thrusts from Accelrys over the last couple of years to broaden beyond just life science. We believe very strongly that, you know, the nature of the complementary capabilities, the electronic lab notebook and the scientific information management and work that they’re bringing with our decision support, with pipeline pilot, with biological registration from (bioreg), with our workflow automation, that really does create a more compelling and complete offering for scientific research and development organizations beyond – you know, beyond just life science.

So, you know, I think you’ll just see us, you know, spin harder – you know, pedal harder against those opportunities beyond life science with the combination.

Michael Piraino:	So, (Raj), this is Michael. I wanted to roll back and just add one other comment to the type of revenue question, because the mix is a little bit different between the two businesses. We have probably more subscription and term licenses than they do, and they have more perpetual licenses than we do.

I will say, though, that – other than for one small product that Symyx offers called LEA, they do not – nor do we – have VSOE on undelivered elements. And the result of that, of course, is essentially both of us employ subscription accounting. And, therefore, we end up amortizing the revenue buckets, license, maintenance, professional services, if those are offered, you know, over the term of the – you know, of the agreement.

And I think there was a comment in the script earlier about, you know, the type of revenue. So it’s a highly visible revenue model, and, again, even though they’re selling professional licenses, they employ subscription accounting, as well.

(Raj Venserthine):	OK. All right. OK, thank you. That’s helpful.

Operator:	Thank you, and there appear to be no further questions at this time. I would like to turn the call back over to management for any closing statements.

Max Carnecchia:	Great. Well, I’d like to just conclude by saying that we’re obviously very excited about this merger. We believe the combination of Accelrys and Symyx creates a new leading force in the scientific informatics software area. We’re looking forward to obtaining our respective shareholders votes in favor of the combination over the next few months and reporting on our success later this year.

We’d like to thank you once again for joining us today, and we look forward to talking with you again soon. Thanks, all.

Michael Piraino:	Thank you.

Operator:	Thank you, ladies and gentlemen. This concludes the Accelrys corporate conference call. If you would like to listen to a replay of today’s conference call, you may dial 800-642-1687 or 706-645-9291 internationally and enter in the following pass code, 67120744. I’m sorry, the number was 67120774. Once again, if you would like to listen to a replay of today’s conference call, you may dial 800-642-1687 or 706-645-9291 internationally and enter in the following pass code, 67120774.

You may now disconnect.

END

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for the Company and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic conditions, competitive conditions, consumer preferences and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of the Company for the year ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company and Symyx will file relevant materials with the SEC, including the filing by the Company of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by the Company and Symyx, because they will contain important information about the Company, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by the Company and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to the Company, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the Company’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus of the Company and Symyx will file with the SEC when it becomes available.